UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41933

HAOXI HEALTH TECHNOLOGY LIMITED.

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Termination of a Material Definitive Agreement

As previously disclosed, on January 23, 2026, Haoxi Health Technology Limited, a Cayman Islands exempted company (the “Company”), entered into a sales agreement (the “Sales Agreement”) with Aegis Capital Corp (the “Sales Agent”), establishing an at-the-market equity program. According to the Sales Agreement, the Company may offer and sell, from time to time, through or to the Sales Agent, up to $80 million of the Company’s Class A ordinary shares, par value $0.0025 each (the “Class A Ordinary Shares”), pursuant to the Company’s registration statement on Form F-3, as amended, (File No. 333-287686), initially filed with the U.S. Securities and Exchange Commission on May 30, 2025, and declared effective on June 13, 2025, and the prospectus supplement, dated January 23, 2026.

On February 7, 2026, the Company and the Sales Agent entered into a certain mutual termination agreement, pursuant to which, the Sales Agreement and all related agreements contemplated thereunder were terminated and had no further force and effect, effective on February 7, 2026. The Company did not sell any Class A Ordinary Shares pursuant to the Sales Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: February 10, 2026	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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